Exhibit 4.02

INVESTVIEW, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of information concerning the capital stock of Investview, Inc., a Nevada corporation (the “Company,” “we,” “us” and “our”). The summaries and descriptions below do not purport to be complete and are subject to and qualified in their entirety by reference to our Articles of Incorporation, as amended (our “Charter”), our Bylaws as amended (our “Bylaws”), our Certificate of Designation of 13% Series B Cumulative Redeemable Perpetual Preferred Stock, as amended (our “Certificate of Designation”), and our Common Stock Purchase Warrant (“Warrant”), which are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and are incorporated by reference herein. We encourage you to read our Charter, our Bylaws, our Certificate of Designation, our Warrant and the applicable provisions of the Nevada Revised Statutes (“NRS”) for additional information.

General

Our Charter authorizes us to issue 10,050,000,000 shares of capital stock, consisting of 10,000,000,000 shares of common stock, par value $0.001 (“common stock”), and 50,000,000,000 shares of preferred stock, par value $0.001 (“preferred stock”).

Common Stock

As of March 20, 2026, we had 1,860,376,075 shares of common stock issued and 1,846,247,352 shares of common stock outstanding.

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights.

Dividends

Holders of shares of our common stock are entitled to share pro rata in dividends and distributions when, as, and if declared by the board of directors out of funds legally available therefor. We have not paid any dividends on our common stock. Other than payment of a dividend of $3.25 per annum, paid quarterly, on our Series B preferred stock, we intend to retain earnings, if any, to finance the development and expansion of our business. In addition, we and our subsidiaries are subject to certain restrictions on declaring dividends under our existing Convertible Note Financing Arrangements with DBR Capital, LLC and the Certificate of Designation of our Series B Preferred Stock. Future dividend policy is subject to the discretion of our board of directors and will depend upon a number of factors, including future revenues, capital requirements, overall financial condition, and such other factors as our board of directors deems relevant.

Liquidation

Subject to any preferential rights of any then outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any then outstanding preferred stock.

Rights and Preferences

Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights. Our common stock also does not have any conversion rights, and there are no sinking fund provisions applicable to our common stock.

Stock Exchange Listing

Our common stock is quoted on the OTCQB under the symbol “INVU.”

Units

During the year ended March 31, 2021, we commenced an offering to sell a total of 2,000,000 units at $25 per unit (“Unit Offering”), with each unit consisting of: (i) one share of our Series B preferred stock (as hereinafter defined) and (ii) five warrants each exercisable to purchase one share of common stock at an exercise price of $0.10 per warrant share (each, a “Warrant”). The Unit Offering was completed on or about August 17, 2021, having resulted in the public offer and sale of 252,192 Units. The shares of Series B preferred stock and the Warrants comprising the Units were immediately separable upon issuance and were issued separately upon the closing of the Unit Offering.

Preferred Stock

We are authorized to issue 50,000,000 shares of preferred stock, $0.001 par value per share, of which 2,000,000 have been designated “13% Series B Preferred Cumulative Redeemable Perpetual Preferred Stock” (“Series B preferred stock”). As of March 20, 2026, we had 252,192 shares of Series B preferred stock issued and outstanding.

The Series B preferred stock has a stated value of $25 per share. The Series B preferred stock is not convertible into our common stock and earns cumulative dividends at a fixed rate of 13% per annum of the stated value, equal to $3.25 per annum per share. The Series B Preferred has no stated maturity and will not be subject to any sinking fund or mandatory redemption. The Series B preferred stock is redeemable at our option or upon certain change of control events.

The Series B preferred stock ranks, with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, senior to all classes or series of our common stock and to all other equity securities issued by us other than equity securities on a parity with all equity securities issued by us with terms specifically providing that those equity securities rank on a parity with the Series B preferred stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up; junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series B preferred stock with respect to rights to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, including any other series of preferred stock; and effectively junior to all of our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing subsidiaries and any future subsidiaries.

Holders of Series B preferred stock have no voting rights except for the limited instance where the Series B preferred stock may vote, which is with respect to any amendments to our Series B Preferred Certificate of Designation that materially and adversely affect the rights of the holders of Series B preferred stock or authorize, increase or create additional classes or series of our capital stock that are senior to the Series B preferred stock.

Our Series B preferred stock is quoted on the OTCQB under the symbol “INVUB.”

Warrants

The Warrants issued in the Unit Offering are exercisable during the period commencing on the date of their issuance and ending five years from such date (the “Warrant Expiration Date”) at an exercise price of $0.10 per Warrant Share. The exercise price of the Warrants is subject to adjustment if, during the five-year exercise period from the original issuance of the Warrants, we sell any shares of our common stock or securities exchangeable or exercisable or convertible into our common stock, subject to certain exceptions, at a price per share less than the exercise price of the Warrants then in effect or without consideration. As of March 20, 2026, we had 1,073,386 Warrants outstanding.

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Transfer Agent and Registrar

The transfer agent and registrar for our common stock, series B preferred stock and warrants is Vstock Transfer LLC. The transfer agent and registrar’s address is 18 Lafayette Place Woodmere, NY 11598.

Anti-Takeover Effects of Certain Provisions of our Charter and Bylaws and Nevada Law

No Cumulative Voting. The holders of our common stock do not have cumulative voting rights in the election of our directors, which makes it more difficult for minority stockholders to be represented on our board of directors.

Authorized but Unissued Shares of Common Stock. Our authorized but unissued shares of common stock will be available for future issuance without approval by the holders of common stock. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, employee benefit plans and as consideration for or to finance future acquisitions, investments or other purposes. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock. Our certificate of incorporation authorizes undesignated preferred stock. As a result, our board may, without the approval of our stockholders, issue shares of preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Special Governance Rights included within DBR Capital’s investments enable DBR Capital to retain significant control of the Company for the foreseeable future. In connection with a convertible note financing arrangement we have with DBR Capital, LLC (“DBR Capital”) (see “ITEM 13. Certain Relationships and Related Transactions, and Director Independence” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025), an affiliate of our Chairman, David B. Rothrock, DBR Capital has been accorded certain special governance rights, including the right to appoint four of our seven directors, and to require that certain capital, financial and other material actions of our board of directors be approved by at least one DBR Capital-appointed director, who shall be David B. Rothrock if he is then serving as a director. The special governance rights shall remain in place for so long as DBR Capital holds a convertible note or any of our other securities. The presence of these governance rights makes it more difficult for minority stockholders to be represented on our board of directors and could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Conversion of existing convertible notes purchased by DBR Capital could cause additional substantial dilution to our stockholders. Under the terms of its convertible notes, DBR Capital has the right to convert an aggregate of $3.3 million in principal of convertible notes into shares of our common stock at a conversion price of $0.007 per share. Exclusive of interest that could accrue on these notes, conversion of the outstanding principal of these notes would result in the issuance to DBR Capital of approximately 471 million additional shares of our common stock. Substantial additional dilution of up to an additional 814 million shares of our common stock could be experienced by our shareholders should DBR Capital advance and ultimately convert additional notes of $5.7 million on or before December 31, 2026. The presence of these arrangements could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

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